Maurice Blanco Drew Glover maurice.blanco@davispolk.com drew.glover@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

June 8, 2023

Re:	Corporación Inmobiliaria Vesta, S.A.B. de C.V. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted May 16, 2023 CIK No. 0001969373

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Peter McPhun Wilson Lee Kibum Park David Link

Ladies and Gentlemen:

On behalf of our client, Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 7, 2023 (the “Comment Letter”). On May 16, 2023, the Company confidentially submitted Amendment No. 1 to a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s common shares represented by American depositary shares, or “ADSs,” via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is filing concurrently with this letter, on a public basis via EDGAR, the registration statement on Form F-1 (the “Registration Statement”), which reflects these revisions and updates certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Summary, page 1

1.
We note that your profit and basic earnings per share have decreased 37.4% and 37.2%, respectively, for the first quarter of 2023 as compared to the first quarter of 2022. Please describe the significant factors that led to such declines on this page and in Management’s Discussion and Analysis of Financial Condition and Results of Operations section on page 77.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 78, 86 and 118 of the Registration Statement to describe the significant factors that led to such declines in profit and basic earnings per share.

Non-IFRS Financial Measures and Other Measures and Reconciliations, Reconciliation of NAV and NAV per share, page 26

2.
We have considered your responses to comments 4 and 5. You indicate that NAV is intended to show the Company’s net assets on a long-term basis. In your calculation you eliminate assets and/or liabilities at the consolidated holding company level that are not related to the asset value of the underlying direct property. It remains unclear how eliminating certain consolidated assets and/or liabilities from your calculation yields a measure to show the value of the entire Company’s net assets. Please further clarify what your measure represents and the usefulness of such measure and consider whether the labeling of your measure is representative of its intended use.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed the disclosure of NAV from the Registration Statement.

3.
Further to our above comment, you indicate that NAV is intended to reflect what would be needed to recreate the Company through the property investment market based on its current capital and financing structure. Please clarify to us and expand your disclosures to further discuss what this statement means and how potential users of such information would value and find such information useful.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed the disclosure of NAV from the Registration Statement.

4.
Within your response to comment 5, you indicate that assets and liabilities that are not expected to materialize in the ordinary course, such as deferred taxes are excluded from your NAV calculation. Please clarify to us and expand your disclosures to further discuss what this statement means. In addition, we note that it appears recoverable taxes are factored into your determination of NAV, however, deferred income tax are not. As a part of your response, please compare and contrast the two types of taxes and explain how one type of tax is included while the other form of taxes are excluded. Please outline the facts and circumstances that support your conclusion in your response.

Response:

The Company respectfully acknowledges the Staff’s comment and has removed the disclosure of NAV from the Registration Statement.

Distributions of Rights, page 187

5.	We partially reissue comment 22. Please disclose the negotiability of subscription rights. Refer to Item 2.B.4 of Form 20-F.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 176 and 186 of the Registration Statement to disclose the negotiability of subscription rights.

* * *

June 8, 2023	2

Please do not hesitate to contact me at 212-450-4086 or maurice.blanco@davispolk.com or Drew Glover at 650-752-2052 or drew.glover@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Maurice Blanco

Maurice Blanco

cc:	Lorenzo Dominique Berho, Chief Executive Officer, Corporación Inmobiliaria Vesta, S.A.B. de C.V.
Juan Sottil, Chief Financial Officer, Corporación Inmobiliaria Vesta, S.A.B. de C.V.
Drew Glover, Davis Polk & Wardwell LLP
Juan Francisco Mendez, Simpson Thacher & Bartlett LLP

June 8, 2023	3